legal & compliance, llc

laura aNTHONy, esq.	www.legalandcompliance.com
JOHN CACOMANOLIS, ESQ*	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQ., LLM	WWW.LAWCAST.COM
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
CRAIG D. LINDER, ESQ.***
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

September 26, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC
Amendment No. 1 to Offering Statement on Form 1-A Filed August 24, 2018 File No. 024-10876

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 001, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A filed on July 31, 2018 and as amended on August 24, 2018 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A filed on August 24, 2018. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated September 4, 2018. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

The Offering, page 13

1.	Please disclose any relationships or formal agreements that you may have with cryptocurrency exchange service providers that would enable you to accept payments in Bitcoin or Ether. In this regard, we note that you have deleted disclosure related to the lack of any such relationships and your current inability to accept these forms of payment. If you intend to accept Bitcoin, Ether or other cryptocurrencies for the purchase of shares in this offering, please explain the payment process. For example, how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clarify that we currently have an account with Kraken Bitcoin Exchange, though we continue to seek additional exchange relationships that will enable us to accept Bitcoin or Ether and do an instant exchange to U.S. dollars. The exchange rate will be determined by Kraken or such other exchange and we will honor that exchange rate at the time of exchange. Details about the method of effecting the exchange and how an investor can determine the exchange rate in effect at the time of subscription will be available on the Masterworks Platform. Class A ordinary shares will be allocated to a purchaser based on the actual exchange rate in effect at the time a subscription is received.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

September 26, 2018

Dividend Policy, page 15

2.	Please revise to clarify that there is no assurance that a liquidating distribution will be available at the time the painting is sold.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clarify that there can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all.

Risk Factors

It is possible that there will be multiple trading markets established for the Class A Shares…, page 25

3.	Please revise to clarify your references to “list” to state whether you expect to list your securities on a national securities exchange.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to replace references to “listing” the Class A ordinary shares with language indicating the Company’s intention is to “make the Class A ordinary shares available for trading…” and additional language to clarify that the Company does not intend to list the Class A ordinary shares on a national securities exchange.

Plan of Distribution, page 30

4.	In every instance where you reference your intent to record ownership and effectuate transfers on the Ethereum blockchain, please ensure that you characterize it as a future intent to do so, as your risk factor on page 27 and your response to comment 3 suggest, and state that your current method of recording ownership and effectuate transfers will be via book entry. See, for example, your cover page and page 32, which suggests that you will be recording share ownership on Ethereum blockchain now and on page 14 where you suggest that transfers will be effectuated on the Ethereum blockchain now. If our understanding is incorrect, please advise.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clearly state that ownership and transfers of the Class A ordinary shares will initially be effected through traditional book entry methods and that it is possible in the future that an investor may elect to hold Class A ordinary shares represented by ERC20 or other crypto tokens. However, as stated in the Form 1-A, we also intend to maintain an Ethereum blockchain ledger from the outset to provide a public record of ownership and transfers, although such record will not be an official share register and transfers will only be published on the Ethereum blockchain ledger after we receive instructions from the transfer agent that the official share register has been updated to reflect such transfers.

5.	We note your revised disclosure in response to comments 2 and 3 that you expect that in the future shareholders will hold ERC20 tokens and “effect transfers of their Class A shares directly on the Ethereum blockchain.” Please describe the anticipated mechanics of these transactions. For example, explain whether shareholders have to pay a fee to obtain the ERC20 tokens from you, how these tokens will be issued, and any cybersecurity risks shareholders face as a result of holding the ERC20 tokens.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure on page 32 of Amendment No. 2 to provide additional information in response to the Staff’s request.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

September 26, 2018

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Legal & Compliance, LLC

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